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17017855

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 30 2017
Washington DC
408

SEC FILE NUMBER
8-28663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Palasits 212 508-4561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 Pratt Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Lipper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INGEBORG C. JOHNSON
Notary Public - State of New York
No. 01JO6253972
Qualified in New York County
My Commission Expires January 9, 2020

[signature]
Notary Public 5/24/2017

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Statement of Financial Condition

March 31, 2017

These financial statements and schedules should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3)

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2017

ASSETS		
Cash and cash equivalents	$	5,558,168
Receivables:		
Distribution fees		775,334
Other receivables		382,492
Deferred sales commissions		72,010
Deferred income taxes		41,893
Other assets		52,625
Total assets	$	6,882,522
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	33,259
Accrued distribution fees		1,542,904
Income Taxes Payable		10,323
Total liabilities		1,586,486
Commitments and contingencies (Note 4)		
Stockholder's equity:		
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		3,483,214
Retained Earnings		1,811,822
Total stockholder's equity		5,296,036
Total liabilities and stockholder's equity	$	6,882,522

These financial statements and schedules should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3)
See accompanying notes to financial statements.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Royce Fund Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital under Rule 15C3-1 of the Securities and Exchange Commission is supplemental information required by Securities and Exchange Commission. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15C3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 24, 2017

PricewaterhouseCoopers LLP, 100 E. Pratt Street, Suite 1900, Baltimore, MD 21202
T: (410) 783-7600, F: (410) 783-7680, www.pwc.com

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Income
For the Year Ended March 31, 2017

Revenues:		
Distribution fees, net of waivers	$	13,809,770
Interest income		1,052
Total revenues		13,810,822
Expenses:		
Third party distribution fees and other direct costs		12,969,252
Amortization of deferred sales commission		147,541
Administrative fees and other expenses		661,203
Total expenses		13,777,996
Income before income tax		32,826
Income tax provision		5,414
Net Income	$	27,412

These financial statements and schedules should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3)
See accompanying notes to financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2017

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at March 31, 2016	1,000	$ 1,000	$ 3,483,214	$ 1,784,410	$ 5,268,624
Capital withdrawal by Parent	-	-	-	-	-
Net Income	-	-	-	27,412	27,412
Balance at March 31, 2017	1,000	$ 1,000	$ 3,483,214	$ 1,811,822	$ 5,296,036

These financial statements and schedules should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3)
See accompanying notes to financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2017

Cash flows from operating activities:	
Net income	$ 27,412
Non-cash items included in net income:	
Amortization of deferred sales commission	147,541
Deferred income taxes	(352)
Net changes in assets and liabilities:	
Distribution fees receivable	18,785
Other receivables	13,088
Income taxes payable	(60,412)
Other assets	12,144
Deferred sales commission	(156,347)
Accrued distribution fees	(416,168)
Accounts payable & Accrued expenses	15,936
Cash used by operating activities	(398,373)
Net increase in cash and cash equivalents	(398,373)
Cash and cash equivalents at the beginning of the year	5,956,541
Cash and equivalents at the end of the year	$ 5,558,168

These financial statements and schedules should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3)
See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LP (the "Parent"), which is a subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the average net assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, Micro Cap, Total Return, Premier, Special Equity, Special Equity Multi Cap Heritage, Small Cap Value, Smaller Companies Growth, International Premier and Dividend Value Funds, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, MicroCap Opportunity, Micro-Cap, Total Return, Premier, Special Equity, Low-Priced Stock, Heritage, Small Cap Value, Smaller Companies Growth, Small Cap Leaders, Dividend Value, Global Financial Services, International Small Cap, International Micro Cap, International Premier and Special Equity Multi Cap Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Small Cap Value, Smaller Companies Growth, Small Cap Leaders and International Premier funds. The Company is also entitled to receive a 0.25% per annum of the respective average net assets of the K Class of Royce Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Small Cap Value, Smaller Companies Growth, Small Cap Leaders and International Premier Funds.

For the year ended March 31, 2017, the Company voluntarily waived (recaptured) fees from the following classes of shares:

Service Class

Royce Low-Priced Stock	$	55,675
Royce Small Cap Value		26,978
Royce Smaller Companies Growth		62,580
Royce Heritage		132,045
Royce Small Cap Leaders		9.969
Royce Financial Services		3,204
Royce Dividend Value		16,677
Royce Special Equity Multi-Cap		22,918
Royce International Micro-Cap		5,641
Royce International Premier		26,752
Royce Capital Fund-Micro Cap		(1,992)
	$	360,447

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Fair Value of Financial Instruments

Accounting guidance for fair value measurements defines fair value and establishes a fair value hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

D. Cash and Cash Equivalents

Cash equivalents at March 31, 2017 are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company believes it has minimal credit risk with respect to those accounts.

E. Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with sales of certain classes of Company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding one year, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense. Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. No impairment charge was recorded in the year ended March 31, 2017.

F. Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

G. Other

In May 2014, the Financial Accounting Standards Board ("FASB") updated the guidance on revenue recognition. The updated guidance provides a single comprehensive revenue model for all contracts with customers, improves comparability, and removes inconsistencies in revenue recognition practices across entities, industries, jurisdictions, and capital markets. The guidance also requires comprehensive disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments made in applying the guidance. In March 2016, the FASB further updated the revenue guidance on determining whether to report revenue on a gross versus net basis. The updated guidance clarifies how entities evaluate principal versus agent aspects of the revenue recognition guidance issued in May 2014. The evaluation will require entities to identify all goods or services to be provided to the customer, and determine whether they obtain control of the good or service before it is transferred to the customer, where control would suggest a principal relationship, which would be accounted for on a gross basis. The Company is currently reviewing its revenue contracts, and does not anticipate any significant changes to current revenue recognition practice. Additionally, the Company is evaluating whether certain separate account commissions currently expensed meet the criteria for capitalization as well as whether revenue-related costs currently recorded on a gross presentation will be recorded on a net presentation, or vice versa. The evaluation is ongoing, and the Company has not determined the ultimate impact of the adoption or the transition method to be used upon adoption. The Company will adopt the guidance upon its effective date of April 1, 2018.

2. Income Taxes

Prior to March 1, 2016, the Company had elected to be included in the consolidated federal income tax return with Legg Mason and file separate state income tax returns. As a result of corporate restructuring to incorporate management equity plans into the Parent Company business model, the Company will file its own federal and state income tax returns beginning March 1, 2016. The Company's share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable. The provision for federal income taxes is determined as if the Company filed a separate return for the entire year. The provision for income taxes (benefit) consists of:

Federal	$ 11,556

State	(6,142)
	$ 5,414

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The following deferred tax assets and valuation allowances relating to loss carry forwards have been recorded at March 31, 2017.

Deferred Tax Assets:

U.S. state net operating loss carryover[1]	$41,893
U.S. state capital loss carryover	
Total deferred tax assets	41,893
U.S. state valuation allowance	
Total Deferred tax assets	$41,893

(1) The state net operating loss carry forward relates to Royce's allocated portion of state net operating losses due to consolidated filings with the Parent Company.

Deferred tax assets and (liabilities) are classified as follows at March 31, 2017:

Net non-current deferred tax asset	41,893
Net deferred tax (liability)	$ 41,893

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2017. The consolidated federal returns filed by the Parent and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2014 for U.S. federal tax returns and after fiscal year 2008 for New York state and city returns.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2017, the Company had net capital of $4,581,579 which was $4,469,584 in excess of required capital of $111,995. The Company's percentage of aggregate indebtedness to net capital was 36.7%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption because the company's business is limited to the distribution of mutual funds.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has an expense sharing agreement with the Parent whereby the Parent assumes expenses on behalf the Company. During the fiscal year ended March 31, 2017 the company assumed $2,365,931 of expenses.

As described in Note 2, the Company's income taxes are reported as part of the Legg Mason consolidated federal and certain state income tax returns. Legg Mason also files other separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

6. Subsequent Events

The Company has evaluated all subsequent events through May 24, 2017, the issuance date of the financial statements

SUPPLEMENTAL SCHEDULES

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Stockholder's Equity			$ 5,296,982
Deductions and/or charges			
Other receivables	$476,893		
Other assets	$ 238,510		
Total non-allowable assets		$ 715,403	
Other deductions and/or charges		0	
Total deductions and/or charges			715,403
Net capital before haircuts on securities positions			4,581,579
Haircuts on securities positions			0
Net capital			4,581,579
Computation of basic aggregate indebtedness and net capital requirement			
Computed net capital required (6-2/3% of total Aggregate indebtedness)		$111,995	
Minimum dollar net capital requirement		5,000	
Net capital requirement			111,995
Excess net capital			$ 4,469,584
Total aggregate indebtedness			$ 1,679,923
Percentage of aggregate indebtedness to net capital			36.7%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its amended Part IIA FOCUS filing as of May 16, 2017.

These financial statements and schedules should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3)

Royce Fund Services, Inc's Exemption Report

Royce Fund Services, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Royce Fund Services, Inc.

I, Thomas R. Palasits, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



s/s

Chief Financial Officer

May 24, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Royce Fund Services, Inc.:

We have reviewed Royce Fund Services, Inc.'s assertions, included in the accompanying Royce Fund Services. Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2017, without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 24, 2017

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us



Report of Independent Accountants

To the Board of Directors of
Royce Fund Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Royce Fund Services, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Royce Fund Services, Inc. for the year ended March 31, 2017, solely to assist the specified parties in evaluating Royce Fund Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Royce Fund Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2017 to the Total revenue amount of $13,810,822 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2017, noting no differences.
2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the deduction reported on page 2, item 2c(1) of Form SIPC-7, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $13,809,770 to Distribution fees, net of waivers amount reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2017, noting no differences.
3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,052 and $2.63, respectively of the Form SIPC-7, noting no differences.
    b. Recalculated the mathematical accuracy of the Total assessment balance and interest due (or overpayment carried forward) of ($134.21) on page 1, line 2F of the Form SIPC-7, noting no differences.



4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended March 31, 2016 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Royce Fund Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 24, 2017